Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

Globe Specialty Metals. Inc
One Penn Plaza 250 West 34th Street, Suite 2514
New York, NY 10119

BDO Trevisan was the independent auditor of Camargo Corrêa Metais S.A. for the three years ended December 31, 2006, 2005 and 2004. In this context, we understand that Globe Specialty Metals. Inc is filing a Form S-1 with the Securities and Exchange Commission, which will include the above financial statements.

This letter will serve as our consent for Globe Specialty Metals. Inc to file with the Form S-1 our dual-date report dated March 30, 2007 and June 11, 2008 for the three years ended December 31, 2006, 2005 and 2004 and to the reference of BDO Trevisan Auditores Independentes under the caption “Experts” in the Prospectus.

/s/  Esmir de Oliveira

Esmir de Oliveira
BDO Trevisan Auditores Independentes
São Paulo, SP - Brazil

May 18, 2010